SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MAY TRAFFIC FALLS 99.5% TO 0.07m GUESTS
COVID-19 AIRSPACE CLOSURES CONTINUE TO IMPACT TRAFFIC

Ryanair Holdings plc today (Wed 3 June) released May traffic statistics as follows:

	2019	2020	Growth
Ryanair Group	14.1m	0.07m	-99.5%
Ryanair	13.5m	0.07m	-99.5%
Lauda	0.6m	0.0m	-100%

Rolling Annual	145.8m	121.0m (95%)	-17%

●        Ryanair operated just 701 scheduled flights (over 70,000 budget) in May incl. a number of rescue and medical flights on behalf of various EU Govts.
●        99% of May flights arrived on-time.
●        Due to multiple EU Govt flight bans/restrictions, Ryanair expects minimal traffic in June.

ENDS

For further information
please contact:                       Alejandra Ruiz                       Piaras Kelly
                                                Ryanair DAC                         Edelman Ireland
                                                Tel: +353-1-9451799            Tel: +353-1-592 1330
                                                press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 June, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary